SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 1 of 19

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)1

NACCO Industries, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 10 3

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 2 of 19

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 253,954
	8	Shared voting power 502,703
	9	Sole dispositive power 253,954
	10	Shared dispositive power 502,703
11	Aggregate amount beneficially owned by each reporting person 756,657
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 13.4%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 3 of 19

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 25,768
	8	Shared voting power 461,966
	9	Sole dispositive power 25,768
	10	Shared dispositive power 461,966
11	Aggregate amount beneficially owned by each reporting person 487,734
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 8.6%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 4 of 19

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 40,537
	8	Shared voting power 60,836
	9	Sole dispositive power 40,537
	10	Shared dispositive power 504,403
11	Aggregate amount beneficially owned by each reporting person 544,940
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.6%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 5 of 19

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 21,006
	8	Shared voting power 292,084
	9	Sole dispositive power 21,006
	10	Shared dispositive power 735,651
11	Aggregate amount beneficially owned by each reporting person 756,657
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 13.4%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 6 of 19

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,360
	8	Shared voting power 41,807
	9	Sole dispositive power 2,360
	10	Shared dispositive power 485,374
11	Aggregate amount beneficially owned by each reporting person 487,734
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 8.6%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 7 of 19

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,944
	8	Shared voting power 60,836
	9	Sole dispositive power 7,944
	10	Shared dispositive power 504,403
11	Aggregate amount beneficially owned by each reporting person 512,347
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.0%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 8 of 19

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara Rankin Williams
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 60,836
	8	Shared voting power 7,944
	9	Sole dispositive power 60,836
	10	Shared dispositive power 451,511
11	Aggregate amount beneficially owned by each reporting person 512,347
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.0%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 9 of 19

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott Seelbach
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 722
	8	Shared voting power 10,568
	9	Sole dispositive power 722
	10	Shared dispositive power 348,863
11	Aggregate amount beneficially owned by each reporting person 349,585
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 6.2%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 10 of 19

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 5,640
	9	Sole dispositive power 0
	10	Shared dispositive power 343,935
11	Aggregate amount beneficially owned by each reporting person 343,935
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 6.1%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 11 of 19

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 60,836
	8	Shared voting power 40,537
	9	Sole dispositive power 60,836
	10	Shared dispositive power 484,104
11	Aggregate amount beneficially owned by each reporting person 544,940
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.6%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 12 of 19

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia Rankin Kuipers
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 10,639
	9	Sole dispositive power 0
	10	Shared dispositive power 348,934
11	Aggregate amount beneficially owned by each reporting person 348,934
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 6.2%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 13 of 19

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe R. Seelbach
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,568
	8	Shared voting power 722
	9	Sole dispositive power 10,568
	10	Shared dispositive power 339,017
11	Aggregate amount beneficially owned by each reporting person 349,585
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 6.2%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 14 of 19

This Amendment No. 22 to Schedule 13D (this “Amendment No. 22”) is hereby filed to update and supplement certain information with respect to the shares of Class A Common Stock (the “Class A Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associates II, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Schedule 13D on February 18, 1998 (the “Initial Filing”), as amended on March 30, 1998 (the “Amendment No. 1”), as amended on April 20, 1998 (the “Amendment No. 2”), as amended on January 11, 1999 (the “Amendment No. 3”), as amended on May 28, 1999 (the “Amendment No. 4”), as amended on November 13, 2000 (the “Amendment No. 5”), as amended on February 14, 2001 (the “Amendment No. 6”), as amended on January 10, 2002 (the “Amendment No. 7”), as amended on October 31, 2002 (the “Amendment No. 8”), as amended on January 9, 2003 (the “Amendment No. 9”), as amended on April 28, 2003 (the “Amendment No. 10”), as amended on February 17, 2004 (the “Amendment No. 11”), as amended on February 15, 2005 (the “Amendment No. 12”), as amended on February 14, 2006 (the “Amendment No. 13”), as amended on February 14, 2007 (the “Amendment No. 14”), as amended on February 14, 2008 (the “Amendment No. 15”), as amended on February 13, 2009 (the “Amendment No. 16”), as amended on February 16, 2010 (the “Amendment No. 17”), as amended on February 14, 2011 (the “Amendment No. 18”), as amended on February 14, 2012 (the “Amendment No. 19”), as amended on February 14, 2013 (the “Amendment No. 20”) and as amended on February 14, 2014 (the “Amendment No. 21”) (collectively, the “Filings”). This Amendment No. 22 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisitions and/or dispositions of shares of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2. Identity and Background

(a) – (c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading John C. Butler, Jr., which appear in the Filings, are hereby deleted and replaced by the following:

John C. Butler, Jr. Mr. Butler is employed by the Company as its “Senior Vice President-Finance, Treasurer & Chief Administrative Officer” and “Senior Vice President –Project Development, Administration and Mississippi Operations of The North American Coal Corporation and his business address is 5875 Landerbrook Drive, Mayfield Heights, OH 44124-4017.

The statements under the heading Julia L. Rankin Kuipers, which appear in the Filings, are hereby deleted and replaced by the following:

Julia Rankin Kuipers. Ms. Kuipers’ address is 36669 Cedar Rd., Gates Mills, Ohio 44040. Ms. Kuipers is not employed.

Item 5. Interest in Securities of the Issuer

The sixth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr. is hereby deleted and replaced in its entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin (a) shares with his mother (Clara L.T. Rankin) the power to vote and dispose of 13,600 shares of Class A Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren; (b) shares with PNC Bank, N.A. (“PNC”) the power to vote and dispose of 24,147 shares of Class A Common held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.’s grandchildren; (c) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; (d) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV; (e) has the sole power to vote and dispose of 239,794 shares of Class A Common under the Alfred Rankin Trust, with himself as trustee and for his benefit; (f) has the sole power to vote and dispose of 14,160 shares of Class A Common held in an individual retirement account; (g) is deemed to share with his spouse (Victoire Rankin) the power to vote and dispose of 21,006 shares of Class A Common owned by his spouse; and (h) shares with his brother (Bruce T. Rankin) the power to vote and dispose of 383 shares of Class A Common held in trust for the benefit of that brother. Collectively, the 756,657 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 13.4% of the Class A Common outstanding as of December 31, 2014.

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 15 of 19

The eighth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin is hereby deleted and replaced in its entirety by the following:

Claiborne R. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 25,768 shares of Class A Common under the Claiborne Rankin Trust; (b) is deemed to share, as trustee, the power to vote and dispose of 5,640 shares of Class A Common held in trust for the benefit of his son (Claiborne R. Rankin, Jr.); (c) is deemed to share, as trustee, the power to vote and dispose of 10,399 shares of Class A Common held in trust for the benefit of his daughter (Julia Rankin Kuipers); (d) is deemed to share with his spouse (Chloe O. Rankin) the power to vote and dispose of 2,360 shares of Class A Common owned by his spouse; (e) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and (f) shares with the other partners of Rankin IV the power to vote and dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 487,734 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 8.6% of the Class A Common outstanding as of December 31, 2014.

The eleventh paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by John C. Butler, Jr. is hereby deleted and replaced in its entirety by the following:

John C. Butler, Jr. Mr. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 33,107 shares of Class A Common held by Mr. Butler, including (i) 30,307 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler, and (ii) 2,800 shares of Class A Common held in his individual retirement account; (c) as trustee, has sole power to vote and dispose of 3,793 shares of Class A Common held in a trust for the benefit of his minor daughter (Clara R. Butler); (d) as trustee, has sole power to vote and dispose of 3,637 shares of Class A Common held in a trust for the benefit of his minor son (Griffin B. Butler); (e) is deemed to share with his spouse (Helen R. Butler) the power to vote and dispose of 60,836 shares of Class A Common beneficially owned by his spouse; and (f) shares with the other partners of Rankin IV the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 544,940 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 9.6% of the Class A Common outstanding as of December 31, 2014.

The twelfth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Victoire G. Rankin is hereby deleted and replaced in its entirety by the following:

Victoire G. Rankin. Ms. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has the sole power to vote and dispose of 21,006 shares of Class A Common held in a trust created under the Agreement, dated September 28, 2000, creating a trust for the benefit of Ms. Rankin; (c) is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote and dispose of 13,600 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L.T. Rankin because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 24,147 shares of Class A Common held in trusts created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is a co-trustee of such trusts; (e) is deemed to share with her spouse the power to vote and dispose of 239,794 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (f) is deemed to share with her spouse the power to vote and dispose of an additional 14,160 shares of Class A Common held by her spouse in an individual retirement account; (g) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV; and (h) is deemed to share with her spouse the power to vote and dispose of 383 shares of Class A Common held in a trust for the benefit of his brother (Bruce T. Rankin) because her spouse is trustee of such trust. Collectively, the 756,657 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 13.4% of the Class A Common outstanding as of December 31, 2014.

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 16 of 19

The seventeenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Chloe O. Rankin is hereby deleted and replaced in its entirety by the following:

Chloe O. Rankin. Ms. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of 25,768 shares of Class A Common held by a revocable trust created for the benefit of her spouse; (c) is deemed to share with her spouse the power to vote and dispose of 5,640 shares of Class A Common owned by a trust created for the benefit of her son (Claiborne R. Rankin, Jr.) because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 10,399 shares of Class A Common held in a trust for the benefit of her daughter (Julia Rankin Kuipers) because her spouse is trustee of such trust; (e) has the sole power to vote and dispose of 2,360 shares of Class A Common held in a trust created under the Agreement, dated June 1, 1995, creating a trust for the benefit of Ms. Rankin; and (f) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 487,734 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 8.6% of the Class A Common outstanding as of December 31, 2014.

The eighteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by David B. Williams is hereby deleted and replaced in its entirety by the following:

David B. Williams. Mr. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 4,905 shares of Class A Common held by Mr. Williams; (c) is deemed to share with his spouse (Clara R. Williams) the power to vote and dispose of 60,836 shares of Class A Common beneficially owned by his spouse; (d) as trustee, has sole power to vote and dispose of 2,207 shares of Class A Common held in a trust for the benefit of his minor daughter (Margo J. V. Williams); (e) as trustee, has sole power to vote and dispose of 832 shares of Class A Common held in a trust for the benefit of his minor daughter (Helen C. Williams); and (f) shares with the other partners of Rankin IV the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 512,347 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 9.0% of the Class A Common outstanding as of December 31, 2014.

The nineteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Clara Rankin Williams is hereby deleted and replaced in its entirety by the following:

Clara Rankin Williams. Ms. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has the sole power to vote and dispose of 60,836 shares of Class A Common held by a trust created for her benefit and for which she is the trustee; (c) is deemed to share with her spouse (David B. Williams) the power to vote and dispose of 2,207 shares of Class A Common owned by a trust created for the benefit of her minor daughter (Margo J. V. Williams) because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 832 shares of Class A Common owned by a trust created for the benefit of her minor daughter (Helen C. Williams) because her spouse is trustee of such trust; (e) is deemed to share the power to vote and dispose of 4,905 shares of Class A Common owned by her spouse (David B. Williams); and (f) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 512,347 shares of Class A Common beneficially owned by Ms. Williams constitute approximately 9.0% of the Class A Common outstanding as of December 31, 2014.

The twentieth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Scott Seelbach is hereby deleted and replaced in its entirety by the following:

Scott Seelbach. Mr. Seelbach (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share the power to vote and dispose of 9,283 shares of Class A Common

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 17 of 19

held in trust for the benefit of his spouse (Chloe E. Seelbach); (c) is deemed to share with his spouse the power to vote and dispose of 722 shares of Class A Common held by his spouse as trustee of a trust for the benefit of their minor daughter (Taplin E. Seelbach); (d) has sole power to vote and dispose of 722 shares of Class A Common; and (e) is deemed to share with his spouse the power to vote and dispose of 563 shares of Class A Common held by his spouse as trustee of a trust for the benefit of their minor daughter (Isabelle S. Seelbach). Collectively, the 349,585 shares of Class A Common beneficially owned by Mr. Seelbach constitute approximately 6.2% of the Class A Common outstanding as of December 31, 2014.

The twenty-third paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin, Jr. is hereby deleted and replaced in its entirety by the following:

Claiborne R. Rankin, Jr. Mr. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (b) shares the power to vote and dispose of 5,640 shares of Class A Common held in a trust created under the Agreement, dated August 25, 2000, for his benefit with his father (Claiborne R. Rankin), as trustee. Collectively, the 343,935 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 6.1% of the Class A Common outstanding as of December 31, 2014.

The twenty-fourth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Helen R. Butler is hereby deleted and replaced in its entirety by the following:

Helen R. Butler. Ms. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (John C. Butler) the power to vote and dispose of 33,107 shares of Class A Common held by Mr. Butler, including (i) 30,307 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler and (ii) 2,800 shares of Class A Common held in her spouse’s individual retirement account; (c) is deemed to share with her spouse (John C. Butler, as trustee) the power to vote and dispose of (i) 3,793 shares of Class A Common held in a trust for the benefit of her minor daughter (Clara R. Butler) and (ii) 3,637 shares of Class A Common held in a trust for the benefit of her minor son (Griffin B. Butler); (d) has sole power to vote and dispose of 60,836 shares of Class A Common; and (e) is deemed to share with her spouse the power to dispose of 105,272 shares of Class A Common held by Rankin IV. Collectively, the 544,940 shares of Class A Common beneficially owned by Ms. Butler constitute approximately 9.6% of the Class A Common outstanding as of December 31, 2014.

The twenty-fifth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Julia L. Rankin is hereby deleted and replaced in its entirety by the following:

Julia Rankin Kuipers. Ms. Kuipers (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) shares the power to vote and dispose of 10,399 shares of Class A Common held in a trust for her benefit with her father (Claiborne R. Rankin), as trustee; and (c) is deemed to share with her spouse (Jacob A. Kuipers) the power to vote and dispose of 240 shares of Class A Common owned by her spouse. Collectively, the 348,934 shares of Class A Common beneficially owned by Ms. Kuipers constitute approximately 6.2% of the Class A Common outstanding as of December 31, 2014.

The twenty-eighth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Chloe R. Seelbach is hereby deleted and replaced in its entirety by the following:

Chloe R. Seelbach. Ms. Seelbach (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 9,283 shares of Class A Common held in a trust for her benefit; (c) is deemed to share with her spouse (Scott Seelbach) the power to vote and dispose of 722 shares of Class A Common owned by her spouse; (d) has sole power to vote and dispose of 722 shares of Class A Common held in a trust for the benefit of her minor daughter (Taplin E. Seelbach); and (e) has sole power to vote and dispose

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 18 of 19

of 563 shares of Class A Common held in a trust for the benefit of her minor daughter (Isabelle S. Seelbach). Collectively, the 349,585 shares of Class A Common beneficially owned by Ms. Seelbach constitute approximately 6.2% of the Class A Common outstanding as of December 31, 2014.

[Signatures begin on the next page.]

[The Remainder of this page was intentionally left blank.]

SCHEDULE 13D/A

CUSIP No. 629579 10 3	Page 19 of 19

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

RANKIN ASSOCIATES II, L.P.

By: Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara L. T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Julia Rankin Kuipers*
Attorney-in-Fact for Lynne T. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.